TSX: NGD NYSE American: NGD

NEW GOLD TO SELL BLACKWATER GOLD STREAM FOR US$300 MILLION

December 13, 2021 – New Gold Inc. ("New Gold" or the "Company") (TSX and NYSE American: NGD) is pleased to announce that it has entered into a definitive agreement (the "Agreement") with Wheaton Precious Metals Corp. ("Wheaton") to sell the existing gold stream held on the Blackwater Project ("Blackwater") located in British Columbia, Canada (the "Transaction"). Blackwater is wholly-owned by Artemis Gold Inc. ("Artemis"), with New Gold having retained the gold stream as partial consideration for the divestiture of Blackwater to Artemis on August 21, 2020.

Details of the Transaction are as follows:

- New Gold will receive upfront cash consideration of US$300 million from Wheaton upon closing of the Transaction;
- The gold stream entitles Wheaton to 8% of the gold produced from Blackwater, reducing to 4% of gold production once approximately 280,000 ounces of gold have been delivered to Wheaton. Gold delivered under the stream is subject to an ongoing cash price equal to 35% of the spot gold price, payable to Artemis.

"This transaction highlights another milestone for New Gold as we continue to surface value from the divestment of the Blackwater Project. The cash payment will provide additional liquidity and financial capacity to New Gold as we continue to execute on our strategy," stated Renaud Adams, President & CEO.

New Gold has agreed to waive its right of first refusal with respect to Wheaton's offer on November 15, 2021 to purchase a silver stream on Blackwater from Artemis. Artemis has also waived its right of first offer to acquire the gold stream, which was available to Artemis under the terms of the gold stream agreement. The Transaction is expected to close by the end of 2021.

Scotiabank is acting as financial advisor to New Gold, and Davies Ward Phillips & Vineberg LLP is acting as New Gold's legal advisor.

About New Gold

New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the Rainy River gold mine and the New Afton copper-gold mine. The Company also holds a 5% equity stake in Artemis Gold Inc. and other Canadian-focused investments. New Gold's vision is to build a leading diversified intermediate gold company based in Canada that is committed to environment and social responsibility. For further information on the Company, visit **www.newgold.com**.

For further information, please contact:

Ankit Shah
Vice President, Strategy & Business Development
Direct: +1 (416) 324-6027
Email: ankit.shah@newgold.com

Brandon Throop
Director, Investor Relations
Direct: +1 (647) 264-5027
Email: brandon.throop@newgold.com

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward-looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the cash consideration to be received from Wheaton upon closing of the Transaction; the provision of liquidity and financial capacity for the Company; and the expected timing of the Transaction.

All forward-looking statements in this news release are based on the opinions and estimates of management that, while considered reasonable as at the date of this press release in light of management's experience and perception of current conditions and expected developments, are inherently subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual management's discussion and analysis ("MD&A"), its most recent annual information form and technical reports on the New Afton Mine filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations other than as set out herein; (2) political and legal developments in jurisdictions where New Gold operates being consistent with New Gold's current expectations; (3) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (4) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (5) arrangements with First Nations and other Aboriginal groups in respect of the New Afton Mine and Rainy River Mine being consistent with New Gold's current expectations; (6) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (7) there being no significant disruptions to the Company's workforce at either the New Afton Mine or Rainy River Mine due to cases of COVID-19 or any required self-isolation requirements (due, among other things, to cross-border travel to the United States or any other country); (8) the responses of the relevant governments to the COVID-19 outbreak being sufficient to contain the impact of the COVID-19 outbreak; (9) there being no material disruption to the Company's supply chains and workforce that would interfere with the Company's anticipated course of action at the New Afton Mine or Rainy River Mine; and (10) the long-term economic effects of the COVID-19 outbreak not having a material adverse impact on the Company's operations or liquidity position.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; volatility in the market price of the Company's securities; hedging and investment related risks; dependence on the Rainy River Mine and New Afton Mine; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; risks related to construction, including changing costs and timelines; adequate infrastructure; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States and, to a lesser extent, Mexico or any other country in which New Gold currently or may in the future carry on business; global economic and financial conditions; risks relating to New Gold's debt and liquidity; the adequacy of internal and disclosure controls; taxation; impairment; conflicts of interest; risks relating to climate change; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; risks relating to proposed acquisitions and the integration thereof; information systems security threats; diminishing quantities or grades of mineral reserves and mineral resources; competition; loss of, or inability to attract, key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; disruptions to the Company's workforce at either the Rainy River Mine or the New Afton Mine, or both, due to cases of COVID-19 or any required self-isolation (due to cross-border travel, exposure to a case of COVID-19 or otherwise); the responses of the relevant governments to the COVID-19 outbreak not being sufficient to contain the impact of the COVID-19 outbreak; disruptions to the Company's supply chain and workforce due to the COVID-19 outbreak; an economic recession or downturn as a result of the COVID-19 outbreak that materially adversely affects the Company's operations or liquidity position; there being further shutdowns at the Rainy River or New Afton Mines; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mines on the anticipated timeline or at all; and the Company not being able to complete the exploration drilling program to be launched at the Rainy River Mine and Cherry Creek on the anticipated timeline or at all. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's most recent annual information form, MD&A and other disclosure documents filed on and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.